03011683

RECD S.E.C.

MAR 3 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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8-43948

SEC FILE NUMBER
~~8-43948~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huberman Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12900 Preston Road, Suite 630
(No. and Street)

Dallas	Texas	75230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Isac Huberman 972-239-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip Vogel & Co. PC
(Name – *if individual, state last, first, middle name*)

10440 N. Central Expressway, Suite 1200, Dallas, TX 75231
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Isac Huberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huberman Financial, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIA McGARRY
NOTARY PUBLIC
STATE OF TEXAS
Com. Exp. 12-29-2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

HUBERMAN FINANCIAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CONTENTS

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

10440 N. CENTRAL EXPRESSWAY
SUITE 1200
DALLAS, TEXAS 75231-2232
214/346-5800 Fax: 214/346-5899
E-mail: firm@philipvogel.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Huberman Financial, Inc.

We have audited the accompanying statement of financial condition of Huberman Financial, Inc. as of December 31, 2002, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huberman Financial, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILIP VOGEL & CO. PC

Philip Vogel & Co. PC

Certified Public Accountants

Dallas, Texas

February 5, 2003

HUBERMAN FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets	
Cash and cash equivalents	$ 30,024
Cash subject to withdrawal restrictions	100,000
Receivables from broker-dealers and clearing organizations	59,578
Marketable securities, at market value	284,743
Furniture and equipment, at cost, less accumulated depreciation	12,976
Deposits	4,683
Prepaid expenses	3,581
Other assets	4,200
	$ 499,785
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 2,304
Payables to broker-dealers and clearing organizations	258,350
Accrued expenses	44,575
Total liabilities	$ 305,229
Commitments and contingencies (Note G)	
Stockholder's equity:	
Common stock, $1 par value, authorized 100,000 shares, 500 shares issued and outstanding	$ 500
Additional paid-in capital	217,500
Accumulated deficit	(23,444)
Total stockholder's equity	$ 194,556
	$ 499,785

The accompanying notes are an integral part of this statement.

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

HUBERMAN FINANCIAL, INC.

REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2002

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

10440 N. CENTRAL EXPRESSWAY
SUITE 1200
DALLAS, TEXAS 75231-2232
214/346-5800 Fax: 214/346-5899
E-mail: firm@philipvogel.com

Board of Directors and Stockholder
Huberman Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Huberman Financial, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILIP VOGEL & CO. PC

Philip Vogel & Co. PC

Certified Public Accountants

Dallas, Texas

February 5, 2003